Exhibit (a)(5)(ii)
Financial Media Contact:
David Lanzillo, Kodak, +1 585-781-5481, david.lanzillo@kodak.com
Investor Relations Contacts:
Ann McCorvey, Kodak, +1 585-724-5096, antoinette.mccorvey@kodak.com
Angela Nash, Kodak, +1 585-724-0982, angela.nash@kodak.com
Kodak Announces Closing of Tender Offer to Purchase Outstanding 2033 Notes
98 Percent of Outstanding Notes Validly Tendered
ROCHESTER, N.Y., Oct. 20 — Eastman Kodak Company (NYSE: EK) today announced that, consistent with its prior announcement on September 18, 2009, the tender offer to purchase for cash up to $575 million aggregate principal amount of its outstanding 3.375% Convertible Senior Notes due 2033 (the “2033 Notes”) expired at 5:00 p.m. New York City time on October 19, 2009.
     The aggregate principal amount of 2033 Notes validly tendered and not withdrawn, (“Tendered Notes”), was approximately $563.5 million, which represented approximately 98% of the outstanding aggregate principal amount of the 2033 Notes. Kodak has accepted for purchase all of the Tendered Notes. Payment of the Tendered Notes will be made promptly. Holders of the Tendered Notes will receive $1,000 for each $1,000 principal amount for each note plus any accrued and unpaid interest up to but not including the date of purchase.
     Pursuant to the indenture for the 2033 Notes, holders of 2033 Notes can require Kodak to purchase the notes on October 15, 2010, and at certain dates thereafter, subject to terms and conditions contained in the indenture. In addition, Kodak has the right to call the outstanding 2033 Notes on or after October 15, 2010. Kodak had placed $575 million in a restricted account solely for the purpose of purchasing the 2033 Notes. The remaining balance in this account after purchasing Tendered Notes, and available for the settlement of the remaining outstanding 2033 Notes, will be approximately $11.5 million.
     Kodak funded the purchase of the 2033 Notes with the proceeds of its completed sale of senior secured notes and a private placement of its convertible notes.

Kodak Announces Closing of Tender Offer / Page 2
     The dealer manager for the tender offer was Morgan Stanley & Co. Incorporated. The information agent for the tender offer was Georgeson, Inc., and the depositary was The Bank of New York Mellon. Holders of the 2033 Notes who have questions may call the information agent at 800-248-7605. Banks and brokers may call 212-440-9800.
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